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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1) of
the Securities Exchange Act of 1934

(Amendment No. 1)

ADC Telecommunications, Inc.
(Name of Subject Company)

Tyco Electronics Minnesota, Inc.
Tyco Electronics Ltd.
(Names of Filing Persons—Offeror)

COMMON STOCK, PAR VALUE $0.20 PER SHARE
(Title of Class of Securities)
(including the associated preferred stock purchase rights)

000886-309
(Cusip Number of Class of Securities)

Robert A. Scott
Executive Vice President and General Counsel
Tyco Electronics Ltd.
1050 Westlakes Drive
Berwyn, Pennsylvania 19312
Telephone: (610) 893-9560
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)

Copies to:
William H. Aaronson, Esq.
Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, New York 10017
Telephone: (212) 450-4000

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒
third-party tender offer subject to Rule 14d-1.

☐
issuer tender offer subject to Rule 13e-4.

☐
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

        This Amendment No. 1 ("Amendment No. 1") amends and supplements the Tender Offer Statement on Schedule TO (the "Schedule TO") originally filed on July 26, 2010 by Tyco Electronics Ltd., a Swiss corporation ("Tyco Electronics") and Tyco Electronics Minnesota, Inc., a Minnesota corporation and an indirect wholly owned subsidiary of Tyco Electronics ("Purchaser"), relating to the offer by Purchaser to purchase all outstanding shares of common stock, par value $0.20 per share (together with the associated preferred stock purchase rights, the "Shares") of ADC Telecommunications, Inc., a Minnesota corporation ("ADC"), for $12.75 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 26, 2010 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer").

        All capitalized terms used in this Amendment No. 1 without definition have the meanings ascribed to them in the Schedule TO.

        The items of the Schedule TO set forth below are hereby amended and supplemented as follows:

Item 11.    Additional Information.

        Item 11 of the Schedule TO is hereby amended and supplemented by replacing the section entitled "Shareholder Litigation" with the following:

              Shareholder Litigation.    Beginning on July 14, 2010, eleven putative shareholder class action complaints challenging the transaction were filed in the District Court of Hennepin County, Minnesota, Fourth Judicial District against various combinations of Tyco Electronics, Purchaser, ADC and the individual members of the ADC Board, and one of ADC's non-director officers. The complaints generally allege, among other things, that the members of the ADC Board breached their fiduciary duties owed to the public shareholders of ADC by entering into the Merger Agreement, approving the Offer and the proposed Merger and failing to take steps to maximize the value of ADC to its public shareholders, and that ADC, Tyco Electronics and Purchaser aided and abetted such breaches of fiduciary duties. In addition, the complaints allege that the transaction improperly favors Tyco Electronics; that certain provisions of the Merger Agreement unduly restrict ADC's ability to negotiate with rival bidders; and that ADC shareholders have been deprived of the ability to make an informed decision as to whether to tender their shares. In several of these actions, plaintiffs also purport to bring derivative actions on behalf of ADC against the individual members of the ADC Board, alleging that the individual members of the ADC Board are wasting corporate assets, abusing their ability to control ADC and breaching their fiduciary duties. The complaints generally seek, among other things, declaratory and injunctive relief concerning the alleged fiduciary breaches, injunctive relief prohibiting the defendants from consummating the Merger and other forms of equitable relief.

Item 12.    Exhibits.

        Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits:

Exhibit No.	Description
(a)(18)	Complaint filed by Michael Gill, individually and on behalf of all others similarly situated, on July 26, 2010, in the District Court of the State of Minnesota, Hennepin County.

 SIGNATURES

        After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: July 28, 2010

Tyco Electronics Minnesota, Inc.
By:	/s/ TERRENCE R. CURTIN
Name: Terrence R. Curtin
Title: Treasurer and Chief Financial Officer
Tyco Electronics Ltd.
By:	/s/ TERRENCE R. CURTIN
Name: Terrence R. Curtin
Title: Executive Vice President and Chief Financial Officer

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  Item 11. Additional Information.
  Item 12. Exhibits.
SIGNATURES